Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Bandwidth Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05988J103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05988J103	Schedule 13G	Page 1 of 13

1	Names of Reporting Persons Carmichael Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,781,874
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,781,874
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,781,874
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 29.8%
12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 05988J103	Schedule 13G	Page 2 of 13

1	Names of Reporting Persons Carmichael Investment Partners II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 178,572
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 178,572
9	Aggregate Amount Beneficially Owned by Each Reporting Person 178,572
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.1%
12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 05988J103	Schedule 13G	Page 3 of 13

1	Names of Reporting Persons Carmichael Investment Partners III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 123,142
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 123,142
9	Aggregate Amount Beneficially Owned by Each Reporting Person 123,142
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.8%
12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 05988J103	Schedule 13G	Page 4 of 13

1	Names of Reporting Persons Carmichael Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,750
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,750
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,750
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.2%
12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 05988J103	Schedule 13G	Page 5 of 13

1	Names of Reporting Persons Carmichael Bandwidth LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,083,588
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,083,588
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,083,588
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 33.2%
12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 05988J103	Schedule 13G	Page 6 of 13

1	Names of Reporting Persons Brian D. Bailey
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,201
	6	Shared Voting Power 2,092,338
	7	Sole Dispositive Power 1,201
	8	Shared Dispositive Power 2,092,338
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,539
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 33.3%
12	Type of Reporting Person IN

CUSIP No. 05988J103	Schedule 13G	Page 7 of 13

1	Names of Reporting Persons Kevin J. Martin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 31,250
	6	Shared Voting Power 2,092,338
	7	Sole Dispositive Power 31,250
	8	Shared Dispositive Power 2,092,338
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,123,588
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 33.6%
12	Type of Reporting Person IN

CUSIP No. 05988J103	Schedule 13G	Page 8 of 13

ITEM 1.	(a) Name of Issuer:

Bandwidth Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

900 Main Campus Drive

Raleigh, NC 27606

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carmichael Investment Partners, LLC (“CIP”)

Carmichael Investment Partners II, LLC (“CIP II”)

Carmichael Investment Partners III, LLC (“CIP III”)

Carmichael Partners LLC (“CP”)

Carmichael Bandwidth LLC (“CB”)

Brian D. Bailey

Kevin J. Martin

(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o Carmichael Investment Partners, LLC, 4725 Piedmont Row Dr., Suite 210, Charlotte, NC 28210.

(c)	Citizenship of each Reporting Person is:

Each of CIP, CIP II, CIP III, CP and CB are organized in the State of Delaware. Brian D. Bailey and Kevin J. Martin are citizens of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

05988J103

ITEM 3.

Not applicable.

CUSIP No. 05988J103	Schedule 13G	Page 9 of 13

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 4,197,831 shares of Class A Common Stock outstanding as of November 30, 2017 and assumes the conversion of the Class B Common Stock, par value $0.001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Persons into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carmichael Investment Partners, LLC	1,781,874	29.8%	0	1,781,874	0	1,781,874
Carmichael Investment Partners II, LLC	178,572	4.1%	0	178,572	0	178,572
Carmichael Investment Partners III, LLC	123,142	2.8%	0	123,142	0	123,142
Carmichael Partners LLC	8,750	0.2%	0	8,750	0	8,750
Carmichael Bandwidth LLC	2,083,588	33.2%	0	2,083,588	0	2,083,588
Brian D. Bailey	2,093,539	33.3%	1,201	2,092,338	1,201	2,092,338
Kevin J. Martin	2,123,588	33.6%	31,250	2,092,338	31,250	2,092,338

CIP is the record holder of 1,781,874 shares of Class B Common Stock. CIP II is the record holder of 178,572 shares of Class B Common Stock. CIP III is the record holder of 123,142 shares of Class B Common Stock. CP is the record holder of 8,750 shares of Class B Common Stock. CB is the managing member of each of CIP, CIP II and CIP III and may be deemed to share beneficial ownership of the securities held of record by CIP CIP II, and CIP III. Brian D. Bailey and Kevin J. Martin are the managing partners of CB and CP and may be deemed to share beneficial ownership of the securities beneficially owned by CB and CP.

Mr. Bailey is also the record holder 379 shares of Class A Common Stock and 822 restricted stock units that will vest on March 31, 2018. Mr. Martin is the record holder of options to purchase 31,250 shares of Class A Common Stock that are currently exercisable.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 05988J103	Schedule 13G	Page 10 of 13

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 05988J103	Schedule 13G	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2018

Carmichael Investment Partners, LLC

By: Carmichael Bandwidth LLC, its managing member

By:	/s/ Brian D. Bailey
Name: Brian D. Bailey
Title: Managing Partner

Carmichael Investment Partners II, LLC

By: Carmichael Bandwidth LLC, its managing member

By:	/s/ Brian D. Bailey
Name: Brian D. Bailey
Title: Managing Partner

Carmichael Investment Partners III, LLC

By: Carmichael Bandwidth LLC, its managing member

By:	/s/ Brian D. Bailey
Name: Brian D. Bailey
Title: Managing Partner

Carmichael Partners LLC

By:	/s/ Brian D. Bailey
Name: Brian D. Bailey
Title: Managing Partner

Carmichael Bandwidth LLC

By:	/s/ Brian D. Bailey
Name: Brian D. Bailey
Title: Managing Partner

CUSIP No. 05988J103	Schedule 13G	Page 12 of 13

Brian D. Bailey

By:	/s/ Brian D. Bailey

Kevin J. Martin

By:	/s/ Kevin J. Martin

CUSIP No. 05988J103	Schedule 13G	Page 13 of 13

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.